UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PROGYNY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74340E103

(CUSIP Number)

David Schlanger

c/o Progyny, Inc.

1359 Broadway

New York, New York

(212) 888-3124

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340E103	13D	Page 1 of 6 pages

1	Names of Reporting Persons David J. Schlanger
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,877,203
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,877,203
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,877,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%
14	Type of Reporting Person IN

CUSIP No. 74340E103	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Progyny, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 1359 Broadway, New York, New York 10018.

Item 2.	Identity and Background.

The Schedule 13D is being filed by David J. Schlanger (the “Reporting Person”). The Reporting Person is a citizen of the United States. The business address of the Reporting Person is c/o Progyny, Inc., 1359 Broadway, New York, New York 10018.

The principal occupation of the Reporting Person is serving as the Chief Executive Officer and director of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the completion of the Issuer’s initial public offering (the “IPO”), the Reporting Person received various equity awards denominated in Common Stock in connection with, and as partial consideration for, his service to the Issuer. Immediately following the IPO, the Reporting Person beneficially owned 3,715,507 shares of Common Stock, or 4.3% of the shares of Common Stock outstanding, immediately following the IPO.

Following the IPO, the Reporting Person has continued to receive compensatory equity awards in connection with his continued service to the Issuer, in each case pursuant to equity compensation plans approved by the Issuer’s stockholders. The vesting of such equity awards has resulted in the Reporting Person acquiring beneficial ownership over the shares of Common Stock underlying such awards.

Item 4.	Purpose of Transaction.

The Reporting Person has entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 900,000 shares of Common Stock on behalf of the Reporting Person, subject to the terms of the Trading Plan.

The foregoing description of the Trading Plan is qualified in its entirety by the full text of the Trading Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 74340E103	13D	Page 3 of 6 pages

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with his service as the Chief Executive Officer and director of the Issuer and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 87,215,936 shares of Common Stock outstanding as of January 31, 2021 and assumes the conversion of all vested and unvested options held by the Reporting Person into shares of Common Stock of the Issuer.

CUSIP No. 74340E103	13D	Page 4 of 6 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
David J. Schlanger	5,877,203	6.3%	5,877,203	0	5,877,203	0

The Reporting Person holds options to purchase 5,657,201 shares of Common Stock, of which options covering 4,683,232 shares of Common Stock are currently exercisable or will become exercisable within 60 days of the date of this filing. The remaining options will vest in substantially equal monthly installments between May 23, 2021 and May 23, 2023, as more fully described in the Reporting Person’s Forms 4 filed with the U.S. Securities and Exchange Commission (“SEC”). In addition, the Reporting Person may be deemed to beneficially own 220,002 shares of Common Stock held directly by DS2019 LLC by virtue of his position as the managing member of such entity.

(c)	In addition to the transactions described in Item 3 herein, during the past 60 days, the Reporting Person and David J. Schlanger 2020 SD LLC, an entity managed by the Reporting Person, sold 250,010 shares of Common Stock, in a series of transactions at prices ranging from $41.40 to $49.45 per share in open market transactions on the Nasdaq Global Select Market pursuant to the Trading Plan. Details by date, listing the number of shares Common Stock disposed of and the weighted average price per share are provided in the Forms 4 filed by the Reporting Person with the SEC. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. The form of the Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 74340E103	13D	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Form of 10b5-1 Trading Plan.

CUSIP No. 74340E103	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2021

David J Schlanger

/s/ David J Schlanger